UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BreitBurn Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

106776107
(CUSIP Number)

John C. Cirone Quicksilver Resources Inc. 777 West Rosedale Street Fort Worth, Texas 76104 (817) 665-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 21,347,972 Common Units
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 21,347,972 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,347,972 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.45%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	106776107

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by Quicksilver Resources Inc. with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the SEC on October 31, 2008, as amended by that certain Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed with the SEC on December 23, 2008, as amended by that certain Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed with the SEC on April 7, 2009 (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is amended by deleting the last paragraph thereof and adding the following:

On April 30, 2009, the Reporting Person sent a letter to the Board of Directors of the Issuer, which, among other things, expresses the Reporting Person’s disappointment with the Issuer’s recent announcement to suspend quarterly distributions to its unitholders and requests that immediate action be taken to pay down the Issuer’s debt so that quarterly distributions can be restored.  A copy of the letter is attached hereto as Exhibit E and is incorporated herein by reference.

Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 4, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the general partner of the Issuer, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and board composition of the general partner of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, the outcome of the Second Amended Petition referenced above, actions taken by the management and board of directors of the general partner of the Issuer, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking representation on the board of directors of the general partner of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest of Securities of the Issuer

Item 5(a) is hereby amended and restated to read as follows:

(a)  The Reporting Person is the beneficial owner of 21,347,972 Common Units, which represents approximately 40.45% of the outstanding Common Units.  This percentage is calculated based upon the 52,770,011 Common Units outstanding as of April 17, 2009 as reported by the Issuer in its Annual Report on Form 10-K, as amended, for the year ended December 31, 2008 filed with the Securities and Exchange Commission on April 20, 2009.

CUSIP No.	106776107

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following exhibit:

Exhibit E                  Letter from the Reporting Person dated April 30, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2009

QUICKSILVER RESOURCES INC.

By:	/s/ Glenn Darden
Glenn Darden
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit E	Letter from the Reporting Person dated April 30, 2009.

Exhibit E

April 30, 2009

By Fax and Certified Mail

The Board of Directors
BreitBurn GP, LLC
515 S. Flower St., Suite 4800
Los Angeles, CA 90071

Dear Members of the Board:

Quicksilver Resources Inc. (“Quicksilver”) is the owner of approximately 40.45% of the outstanding common units representing limited partner interests (the “Common Units”) of BreitBurn Energy Partners L.P. (“BreitBurn LP” or the “Partnership”), which owns 100% of its general partner, BreitBurn GP, LLC (the “General Partner”).  As the largest unitholder of the Partnership, we are deeply disappointed by the Partnership’s recent announcement to suspend quarterly distributions to unitholders.  The Partnership’s announcement only strengthens our conviction that management and the Board of Directors (the “Board”) have an agenda that is in direct opposition to the interests of the Partnership’s non-management limited partners, who own more than 98% of the Common Units.

We believe the Board’s direct actions have resulted in the suspension of quarterly distributions to unitholders for an indefinite period of time.  Specifically, we believe the Board over-borrowed to complete the repurchase of the indirect interests in the General Partner and direct interests in the Common Units held by Provident Energy Trust (“Provident”), has failed to reduce general and administrative (“G&A”) expenses to appropriate levels and has failed to provide the transparency necessary for unitholders to fully understand the Partnership’s cost structure.  As a result, we believe unitholders have lost confidence in management and immediate action must be taken to reduce the Partnership’s debt.

In June 2008, BreitBurn LP increased its borrowing base under its credit facility to finance the repurchase, at a premium, of the Common Units held by Provident and its indirectly held limited liability company interests in BreitBurn Management Company, LLC, which owned, at the time, the General Partner.  We have previously expressed our disapproval with this transaction as well as the simultaneous amendments to the Partnership’s and the General Partners’ organizational documents, which implemented materially adverse restrictions on the rights of unitholders.  It should be apparent to all

BreitBurn GP, LLC
April 30, 2009

that the Board unnecessarily over-borrowed to facilitate these repurchases to the clear detriment of non-management unitholders.  It is unacceptable that unitholders must suffer the loss of their distributions because of a self-dealing transaction that we and the other limited partners were not even permitted to vote upon.

The Board must take immediate action to pay down the Partnership’s debt, so that quarterly distributions can be restored.  Until such time, the Board should avoid any future acquisitions.  We also believe that the full amount of cash flow that would otherwise have been paid to unitholders in the form of a distribution must be used for the repayment of debt.  These funds should be paid monthly to the Partnership’s lenders rather than quarterly to reduce interest expenses.

We further believe the Board and management can reallocate funds to pay down its debt by substantially reducing its G&A expenses.  Despite announcing plans to reduce G&A expenses in 2009 to $23 million to $25 million from $37 million in 2008, by the Partnership’s own admission, management  intends to reclassify as “operating costs” approximately $10 million of costs related to field/regional operations that were previously categorized as G&A expenses.  We fail to see how the Board and management intend to reduce G&A when your biggest effort is a mere reclassification of G&A expenses to operating costs. In actuality, G&A spending will only be reduced by $2 million to $4 million.

Perhaps the clearest example of wasteful spending is the existence of the Partnership’s corporate offices in Los Angeles, California and Houston, Texas.  The Board and management continue to carry corporate overhead for two large administrative headquarters in Los Angeles and Houston when the assets managed by these offices are largely located in Michigan, Indiana, Kentucky, Florida and Wyoming.  In order to reduce expenses, we believe BreitBurn LP should consolidate its offices.  We strongly believe that the corporate offices are being maintained for the convenience of senior management rather than for the efficient operation of the Partnership’s business.

We also question your plans to cut capital expenditures to levels lower than the maintenance capital required to keep production at current rates.  By maintaining current production levels, the Partnership can fully utilize its hedging contracts and maximize cash flow.  Alternatively, the Partnership could sell some of its valuable hedge positions and apply the proceeds to immediately repay debt.  In either case, any savings should be used to repay the Partnership’s debt so that quarterly distributions can be restored to unitholders.

We also request that the Board improve the Partnership’s public disclosure so that all unitholders can fully understand the Partnership’s cost structure.  Specifically, we are

BreitBurn GP, LLC
April 30, 2009

frustrated by the Board’s lack of disclosure relating to the percentage of G&A allocated to BreitBurn Energy Company L.P., the Partnership’s predecessor (“BEC”).  We question whether management and the Board are allocating a disproportionately low percentage of G&A spending to BEC in order to further increase net revenues to non-Partnership properties in which management owns a larger stake.  We believe the Board should retain an independent outside public accounting firm to audit how management allocates costs and to fully and completely disclose the basis thereof, in order to improve transparency.

We hope the Board will take immediate action to reduce the Partnership’s debt and make substantial reductions in G&A expenses in order to improve liquidity and restore distributions to unitholders.  We encourage the Board to achieve a higher level of transparency in the Partnership’s future filings with the Securities and Exchange Commission.  We reiterate our position that full Board representation for unitholders is needed and we request that the restrictions on our voting rights be lifted.  Full Board representation for unitholders would properly align interests and create a Board that would take the critical steps that are now required to restore and enhance unitholder value.

Very truly yours,

/s/ Glenn Darden

Glenn Darden
President and Chief Executive Officer